Mail Stop 03-05
							May 6, 2005


Joseph E. Royce
President, Chief Executive Officer and Chairman
TBS International Limited
Commerce Building
Chancery Lane
Jamilton HM 12, Bermuda

Re:	TBS International Limited
	Registration Statement on Form S-1/A
	Registration Statement number 333-123157

Dear Mr. Royce,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Summary, page 1

Our Fleet and Operations Management, page 4

1. Please disclose the consideration to be paid for Roymar and TBS Shipping Services in this section.



Capitalization, page 19

2. We note your response to comment 14 but do not believe that providing the disclosures requested in our prior comment in your unaudited pro forma financial information is adequate. Accordingly, as requested in our prior comment, please revise your audited balance sheet to include a pro forma balance sheet alongside the Company`s historical balance sheet for the latest period presented giving effect to the changes in capitalization that will occur prior to the
Company`s planned public offering. Additionally, pro forma earnings per share giving effect to the exercise of the warrants and conversion of the preference shares and Class A, Class B and Class C common shares into a single class of common shares should be presented on the face of the Company`s statements of operations for the latest fiscal year. Your revised disclosures should also include footnote disclosures explaining the nature of the pro forma balance sheet and earnings per share presentations.

Unaudited Pro Forma Financial Statements, page 22

3. We note that you will be acquiring Roymar Ship Management and TBS
Shipping Services in conjunction your initial public offering and you have recorded pro forma adjustments which include goodwill of $8.6 million. Please revise your disclosure to include a description of the factors that contributed to a purchase price that results in recognition of goodwill, particularly in light of the fact that the entities acquired both had net liabilities. See paragraph 51 of SFAS
141. Additionally, because this is a purchase between affiliates, please tell us how you considered the guidance in EITF 04-1, including the measurement of the amount of the settlement of the preexisting relationship, if any, and the valuation method used to determine the settlement amount.

4. Please revise the introductory paragraph to your pro forma financial information to describe the significant terms of the transactions that have been reflected in the pro forma presentation.
Refer to the guidance outlined Rule 11-02(b)(2) of Regulation S-X.

Pro Forma Balance Sheet, page 22

5. Please revise the notes to the pro forma balance sheet to include an allocation of the purchase prices for Roymar Ship Management and
TBS Shipping Services to the net assets acquired in each transaction.
This purchase price allocation should clearly indicate how the amount of goodwill to be recognized in connection with the acquisitions was calculated or determined. Also, please explain why no fair value adjustments with respect to the net assets to be acquired were required for purposes of the pro forma presentation.




Certain Relationships and Transactions, page 84
6. Explain how the fair market value of Roymar and TBS Shipping
Services was determined.

Underwriting, page 101

7. We note your disclosure that certain of the underwriters will be engaging in electronic distributions of your shares. Please identify these members of the underwriting syndicate and supplementally confirm that their procedures have been cleared with us.

8. Identify any third party with whom you have any arrangement to host or access your preliminary prospectus on the Internet. Describe any material terms of your arrangements. Provide us also with copies of all information concerning your company or prospectus that has appeared on your website. If you subsequently enter into any such arrangements, promptly supplement your response.

Notes to the Financial Statements

Note. 11 Debt, page F-19

9. We note your disclosure on page F-19 in response to comment 24, that some of your debt instruments prevent some of your subsidiaries from paying dividends to the Company. Please tell us the amount of restricted net assets of those subsidiaries and whether the amount of their net assets meets the criteria listed in Rule 4-08(e)(3) of Regulation S-X for which the additional disclosures outlined in Rule
4-08(e)(3)(i) and (ii) of Regulations S-X are required. If the criteria are met, please revise your note to include the nature of the restrictions and the amounts of the restricted net assets for those subsidiaries as of the end of the most recently completed fiscal year. Additionally, as previously requested, please revise your liquidity and capital resources section of MD&A to include a discussion of these dividend restrictions.

Note 2.  Summary of Significant Accounting Policies, page F-9

 Impairment of Long-Lived Assets, page F-10

10. We note from your response to comment 25 that the fair value of long-lived assets is determined by independent, third-party appraisals. Please revise Note 2 to add the wording "independent, third -party" before appraisals.

Claims Receivable and Allowance for Doubtful Accounts, page F-10

11. We note your response to our prior comment number 22 in which you indicate that the allowance for claims receivable at December 31, 2003 and 2004 relates to a specific claim currently under consideration in a non-US country. Please tell us when you initially recognized this claim receivable and why you believed it was "realizable" at the time it was originally recognized. Also, please indicate when you determined it was "doubtful" that it would be collected and that a valuation allowance was therefore required. Also, please explain the specific nature and timing of the events or circumstances that led to your conclusion that collection of this receivable was "doubtful". We may have further comment upon receipt of your response.

Note 12.  Shareholders` Equity, page F-20

12. We note your response to comment 30 discussing the reason the purchase of the mandatorily redeemable preference shares resulted in an increase to paid in capital. However, we believe your response to our comment is written in language that is clearer and easier to understand from an investor`s perspective than the language in the revised note to the financial statements. Please revise Note 12 to include language similar to that contained in your response to comment 30.

Auditors Report of Roymar Ship Management Inc. and TBS Shipping
Services, Inc., pages F-31 and F-39

13. We note that the auditors reports makes reference to conducting the audit in accordance with auditing standards generally accepted in the United States. Please confirm that the auditors performed their engagement in accordance with standards of the Public Companies Accounting Oversight Board (PCAOB) and have the auditor revise their audit report to make reference to those standards. See PCAOB Auditing Standard No. 1.



**********


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Clair Lamoureux at (202) 824-5330 or Linda Cvrkel at (202) 942-1936, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 942-1891 or me at (202) 942-1850 with any other questions.

Sincerely,



Max A. Webb
Assistant Director


cc:	Via Facsimile
      Steven R. Finely
      Gibson, Dunn & Crutcher LLP
      (212) 351-4035
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TBS International Limited
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